UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-16197

(Check One): ☐   Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ⌧  Form10-Q   ☐  Form D   ☐  Form N-CEN   ☐  Form N-CSR

For Period Ended:   March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:    ________________________

PART I – REGISTRANT INFORMATION

Peapack-Gladstone Financial Corporation
Full Name of Registrant

__________________________________
Former Name, if Applicable

500 Hills Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Bedminster, New Jersey 07921-1538
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)
Peapack-Gladstone Financial Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 by the prescribed filing deadline due to the additional time required to provide documentation to our independent registered public accountants with respect to their review of certain models and processes used by the Company in its implementation of the Current Expected Credit Loss (“CECL”) accounting standard, which was adopted by the Company on January 1, 2022.
PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey J. Carfora	(908)	(908) 719-4308
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).         ⌧  Yes     ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?        ☐  Yes    ⌧  No

Peapack-Gladstone Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2022	By: /s/ Jeffrey J. Carfora
Jeffrey J. Carfora
Senior Executive Vice President and Chief Financial Officer